SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 1
                               TO
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934*

                      HALSTEAD ENERGY CORP.
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                        (Name of Issuer)

             Common Stock, par value $.001 per share
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                 (Title of Class of Securities)

                            40641710
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                         (CUSIP Number)

                     J. David Washburn, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
               Dallas, Texas 75201 (214) 761-4309
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 2, 1998
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              (Date of Event Which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  /  /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40641710            Amendment No. 1 to 13D


(1)  Name of Reporting Person          Infinity Investors Limited
     I.R.S. Identification                                    N/A
     No. of Above Person
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(2)  Check the Appropriate Box if a                     (a)  /  /
     Member of a Group*                                 (b)  /  /
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(3)  SEC Use Only
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(4)  Source of Funds*                                          WC
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(5)  Check if Disclosure of Legal                            /  /
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
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(6)  Citizenship or Place of Organization      Nevis, West Indies
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     Number of Shares         (7)  Sole Voting          3,170,488
                                   Power
        Beneficially          -----------------------------------
                              (8)  Shared Voting
      Owned by Each                Power
                              -----------------------------------
     Reporting Person         (9)  Sole Dispositive     3,170,488
                                   Power
           With:              -----------------------------------
                              (10) Shared Dispositive
                                        Power
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(11) Aggregate Amount Beneficially Owned                3,170,488
     by Each Reporting Person
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(12) Check Box if the Aggregate Amount in                    /  /
     Row (11) Excludes Certain Shares*
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(13) Percent of Class Represented by                        41.2%
     Amount in Row (11)
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(14) Type of Reporting Person*                                 CO
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*    SEE INSTRUCTIONS

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, par value $.001 per share (the "Common Stock"), of Halstead Energy Corp., a Nevada corporation (the "Issuer"), filed by Infinity Investors Limited, a Nevis West Indies business corporation (the "Reporting Person") filed on October 21, 1997 (the "Original Filing") is amended and supplemented by this Amendment No. 1 as set forth herein. Except as otherwise provided herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Filing.

1.   Security and Issuer.
     ------------------

     Not Amended.

2.   Identity and Background.
     -----------------------

               Not Amended.

3.   Source and Amount of Funds or Other Consideration.
     ---------------------------------------------------

     Not Amended.

4.   Purpose of Transaction.
     ---------------------

     The response to Item 4 is hereby amended to add the following:

     As indicated in the Original Filing, the Restructuring Agreement provides the Reporting Person with the right to acquire up to an additional 1,000,000 shares of Common Stock upon the occurrence of certain material contingencies which were previously not within the control of the Reporting Person. Effective March 2, 1998, such material contingencies occurred resulting in the Reporting Person obtaining the immediate right to acquire the additional Tarricone Option Shares.

5.   Interest in Securities of the Issuer.
     -----------------------------------

     The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

     (a) The aggregate number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person as of the date hereof is 3,170,488 shares (all of which are subject to a right to acquire) constituting 41.2% of the outstanding Common Stock of the Issuer (based on 4,518,601 shares of Common Stock outstanding as of January 15, 1998 pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 1997.

     (b) The Reporting Person believes that it has or will have sole voting and dispositive power over the shares of Common Stock described herein.

     (c)  N/A

     (d)  N/A

     (e)  N/A

6.   Contracts, Arrangements, Understandings or Relationships
     --------------------------------------------------------
     With Respect to Securities of the Issuer.
     ----------------------------------------

     Not Amended.

7.   Material to be Filed as Exhibits.
     -------------------------------

     Not Amended.

                           SIGNATURE

     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:     March 6, 1998

                              INFINITY INVESTORS LIMITED


                              By:   /s/ JAMES A. LOUGHRAN
                                 --------------------------------
                                   James A. Loughran
                                   Director














            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).